

March 8, 2013

<u>Via E-Mail</u>

Thomas A. Klee, Esq.
55 Bath Crescent Lane
Bloomfield, CT 06002

> **Re:** **Reeves Telecom Limited Partnership**
> **Schedule 13E-3**
> **File No. 005-32580**
> **Filed February 19, 2013**
>
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed February 19, 2013**
> **File No. 000-09305**

Dear Mr. Klee:

We have reviewed the filings referenced above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Schedule 13E-3</u>

1. We believe that Grace Property Management, Inc. and John S. Grace should be added as filing persons on the Schedule 13E-3, as these affiliates appear to be engaged in the going private transaction. Alternatively, please provide us your detailed legal analysis explaining why these persons should not be individually included as filing persons on the Schedule 13E-3. For additional guidance, please refer to Rules 13e-3(a)(1) and (3) of the Exchange Act, as well as Question 201.05 of the Division of Corporation Finance's Compliance and Disclosure Interpretations of Going Private Transactions available on our website.

2. Please note that each new filing person must individually comply with the filing,

dissemination and disclosure requirements of Schedule 13E-3. Revise the disclosure to include all of the information required by Schedule 13E-3 and its Instructions for any filing person added in response to the preceding comment. For example, include a statement as to whether each person believes the Rule 13e-3 transaction is fair to unaffiliated security holders and an analysis of the material factors upon which he/she relied in reaching such conclusion. See Item 8 of Schedule 13E-3, Item 1014 of Regulation M-A and Question 5 of Exchange Act Release No. 34-17719 (April 13, 1981). In addition, be sure that each new filer signs the Schedule 13E-3.

3. General Instruction C to Schedule 13E-3 requires you to provide information about control persons where named filers are a general or a limited partnership. Please revise to ensure that you have provided all disclosure required by Items 3, 5, 6, 10 and 11 for all filing persons, including those added in response to the preceding comments.

Item 6. Purpose of the Transaction

4. Please ensure that the disclosure included under subparagraph (a) is included in the proxy statement delivered to security holders.

Schedule 14A

General

5. Please revise the cover page of your proxy statement and the form of proxy to clearly identify each as being preliminary. See Rule 14a-6(e)(1) of Regulation 14A.

Summary Term Sheet

6. We note your reference to Lieberman having used financial prospects and projections of the partnership in preparing its analysis and opinion. Please disclose all projections provided to Lieberman.

7. We also note that Lieberman used a report prepared by Ingram and Company. Please file the report as an exhibit to the Schedule 13E-3 and provide all of the disclosure required by Item 1015 of Regulation M-A.

8. We also note that Lieberman considered "other studies and analyses and such other information, as it deemed necessary or appropriate." Please describe all studies, analyses and information considered by Lieberman in preparing its analyses and opinion.

Special Factors, page 9

9. The information required by Items 7, 8 and 9 of Schedule 13E-3 must appear in a "Special Factors" section at the beginning of the proxy statement, immediately following the Summary section. See Rule 13e-3(e)(1)(ii). Please revise the proxy statement to

include this information in the "Special Factors" section in the beginning of the document. In this respect, please relocate the section "Proposal 1."

10. The process of developing the going private transaction, including any material proposals and counter-proposals that were made should be described to provide the unaffiliated parties with an understanding of the transactional background of the merger. See Item 5 of Schedule 13E-3 and Item 1005(c) of Regulation M-A in particular. Please revise your disclosure to describe the events that led to the decision by the general partner to proceed with the transaction, including, *for example,* any meetings held by the general partner with limited partners, the parties in attendance at those meetings, the selection of the financial advisor, any presentations received from the financial advisor, and the setting of the consideration. You should also address the following: When did the general partner consider the advantages and disadvantages of continuing the operations of the partnership in its current structure? Who determined the price to be paid to cashed out security holders and on what basis?

11. It appears that the factors cited by the general partner in support for the timing of this merger have been present for some time. Thus, please discuss why the general partner chose to engage in a going private transaction at this time as opposed to any other time in the company's public company history. Refer to Item 1013(c) of Regulation M-A.

12. Please provide the disclosure required by Item 1015(b)(6) of Regulation M-A with respect to the report and fairness opinion of Lieberman.

Purpose of the Reverse Unit Split, page 10

13. We note your disclosure that the current expenses of complying with the Exchange Act are $100,000. It does not appear that such amount includes the referenced cost of "managing a large number of accounts." Please revise.

Effects of the Merger, page 11

14. Please provide the disclosure required by Instruction 3 to Item 1013 of Regulation M-A.

Fairness, page 13

15. Please revise here and throughout the filing to more clearly and consistently articulate whether the general partner (and each other filing person) has determined that the going private transaction is substantively and procedurally fair to unaffiliated security holders and provide the disclosure required by Item 1014 of Regulation M-A. Note also that the staff, as stated in the Current Issues Outline publicly available on our website, views officers and directors of the issuer as affiliates of that issuer. Also, please revise to specifically state that the determination addresses both substantial and procedural fairness. Finally, ensure that your disclosure addresses fairness to unaffiliated holders who will be cashed out and to those who will retain ownership in your company.

16.   We note that you retained Lieberman and appear to have considered the advisor's opinion regarding the fairness of the transaction. Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must <u>expressly adopt</u> this analysis and discussion as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise to clarify whether the general partner (and any other filing person added in response to our comments above) adopted the advisor's analysis and opinion.

<u>Alternatives, page 14</u>

17.   Please disclose whether a tender offer was the only alternative considered by each filing person.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each of the filing persons acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3619 with any questions. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

<u>/s/ Daniel F. Duchovny</u>
Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions